

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2017

Via Email

Michael E. McTiernan
Hogan Lovells US LLP
555 Thirtienth Street NW
Washington, DC 20004

> **Re:** **Playa Hotels & Resorts N.V.**
> **Schedule TO-I filed May 22, 2017**
> **SEC File No. 5-89908**
>
> **Form S-4 filed May 22, 2017**
> **SEC File No. 333-218168**

Dear Mr. McTiernan:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filings listed above. Our comments follow. All defined terms have the same meaning as in your prospectus, unless otherwise noted.

Please respond to this letter promptly by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Schedule TO-I – General

1.   Please explain why you do not believe this exchange offer is subject to Rule 13e-3. If you seek to rely on the exception from Rule 13e-3 found in Rule 13e-3(g)(2), please supplementally provide your analysis as to the basis for your reliance on that exemption.

Offer to Exchange – Forward looking Statements, page 2

2.   Please delete the reference to the Private Securities Litigation Reform Act. The safe harbor for forward looking statements in the Act does not apply to statements made in connection with a tender offer.

Additional Information; Amendments, page 71

3.   We note the disclosure that the Offer is not being made to holders in those jurisdictions where doing so would be unlawful or which would require you to take further action in order to be lawful. Please note that Rule 13e-4(f)(8)(i) requires the exchange offer to be open to all holders. While you are not required to disseminate the offer materials in jurisdictions where you are prohibited from doing so, you may not exclude tendering holders. Please confirm your understanding in your response letter.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions about these comments or your filing to me at 202-551-3263.

                                    Sincerely,

                                    /s/ Christina Chalk

                                    Christina Chalk
                                    Senior Special Counsel
                                    Office of Mergers and Acquisitions